SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

December 21, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

	Re:	Smart-Tek Solutions Inc. (the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 20, 2010
File No. 000-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated September 15, 2010. The responses take into consideration the “Request to Withdrawal the Preliminary Proxy Statement” filed concurrently.

General

1.

We note your response to comment one from our letter dated May 13, 2010 that you understand neither Nevada law or the Company’s article or bylaws to have a requirement to obtain stockholder approval prior to the issuance of a controlling interest such as the ones to Brian Bonar (in this case, 100 times the amount of then-outstanding shares). Please refer to Section 78.378, et seq. Of the Nevada Revised Statutes and provide an analysis as to the manner by which the issuance to Mr. Bonar without shareholder approval was valid under the company’s articles of incorporation and applicable law.

Based on the following, it does not appear that Nevada Law Section 783.378 would apply to Smart-Tek Solutions, Inc.:

NRS Section 78.378 applies to any acquisition of a controlling interest in an issuing corporation unless the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

An issuing corporation is defined in Section NRS 78.3788 as a corporation which is organized in this State and which:
       1. Has 200 or more stockholders of record, at least 100 of whom have addresses in this State appearing on the stock ledger of the corporation; and
       2. Does business in this State directly or through an affiliated corporation.

Since Smart-Tek solutions, Inc. does not have at least 100 stockholders of record of whom have addresses in the State of Nevada appearing on the stock ledger of the corporation and Smart-Tek Solutions, Inc. does not do business in the State of Nevada directly or through an affiliated corporation, it does not appear that NRS Section 78.378 would apply.

In Addition, on December 9, 2010, the board of Smart-Tek Solutions Inc. (“Smart-Tek”) amended the marketing agreement that was entered into on June 17, 2009 in order to clarify the basis for calculating the shares to be issued for compensation pursuant to the marketing agreement and as such the certificate for 45 million shares was cancelled and returned to unissued shares.

The amended marketing agreement was filed via Form 8-K on December 13, 2010.

2.

We note your response to comment two from your letter dated May 13, 2010. However, the disclosure in the company’s annual reports states that your directors are appointed for a one- year term to hold office until the next annual general meeting or until removed from office in accordance with you bylaws. If true, please revise to disclose that you have not held an annual meeting since 2005, along with the reasons for such a failure to hold each annual meeting and the date of your next annual meeting.

Article III, Section I of the Company’s bylaws state that directors are elected “for a term of one (1) year and shall hold office until his successors are elected and qualify”. We are intending to do a transitional audit for the twelve month period ending 12-31-2010. Once that annual report is filed we will hold an annual meeting for the election of directors.

3.

We note that your preliminary proxy indicates that a person may vote on the vend-out proposal in person at the Annual Meeting. Please revise to disclose how this may be possible in light of your response letter and the disclosure elsewhere in your revised proxy.

The disclosure was in error however management will be filing a request for consent to withdraw the preliminary proxy concurrently with these comments (see Exhibit A).

4.

We reissue comment four from our letter dated May 13, 2010. We continue to note that Owen Naccarato did not file a form 3 until June 15, 2010, and that it appears Brian Bonar never filed a From 3 (initial statement of beneficial ownership), but instead, filed a form 4 (statement of changes in beneficial ownership) on October 7, 2009. Please tell us why Mr. Naccarato did not file until June 15, 2010, why Mr. Bonar filed a form four instead of Form 3, and reconcile the disclosure on Mr. Bonar’s form, indicating two different transaction dates and that he holds only 40 million common shares, as opposed to the 45 million you disclose in your revised proxy.

The lack of timely filing of the Form 3 for Mr. Naccarato and no Form 3 filed for Mr. Bonar was in error.

Concerning the two different transaction dates on Mr. Bonar’s Form 4, the filing date was entered in Section 3 instead of the transaction date. The correct date should be September 23, 2009 in both sections.

Concerning the 40 million common shares on the Form 3 for Mr. Bonar versus the 45 million disclosed in the revised proxy, 45 million is the correct amount. Section 4 of Table 1 of the Form 4, correctly had the 45 million figure. The 40 million figure in Section 5 of Table 1 was a typo.

The 45 million certificate issued to Mr. Bonar was cancelled on December 9, 2010, and a Form four and an amended Form 13D was filed in a timely manner.

5.

We reissue comment five from our letter dated May 13, 2010. Our Comment was not limited to those press releases issued prior to May 13, 2010, nor does your response address how contracts upon which your board determined to effect a change in control should not be considered material to investors or not entered into in the ordinary course of business. Please file disclosure relating to such press releases contained at http://www.smart- tekservices.com/company_news.aspx or provide us with a detailed analysis as to why such announcements are not material.

There are four contacts which cover the news releases with revenue projections. The first agreement entered into (“ACEO”) was filed as exhibit 10.12 with the June 30, 2009 Form 10-K. The remaining three agreements are included in this filing as exhibit B (see Exhibit B). The Company was advised at the time these agreements were entered into that the agreements were in the ordinary course of business and as such an 8-k was not required. This being poor advice, the Company will prepare and file a Form 8-K.

6.

Please reconcile your revised disclosure on page 12 indicating that Perry Law and Brian Bonar had discussion in April 2009 on starting up a new business line in the area of human resources for public and private companies with the February 11, 2009 incorporation of Smart- Tek Automated Services, Inc. “in connection with the expansion of business operation” as disclosed in the company’s June 24, 2009 form 8-K.

Management represented that Smart-Tek Automated Services, Inc. was set up in February of 2009 with the anticipation of starting a to-be-determined new business line to supplement and/or replace the up and down Security systems business. Mr. Law was at that time in discussions with his staff for potential business ideas. In April of 2009 Mr. Law met Mr. Bonar and the staffing concept was discussed. These discussions led to Mr. Bonar’s board appointment of the subsidiary on May 29, 2009 and the marketing agreement of June 17, 2009 between the subsidiary Smart-Tek Automated Services, Inc, Mr. Bonar and Smart-Tek Solutions, Inc.

Management will be filing a request to consent to withdraw the preliminary proxy concurrent with the filing of these comments (see Exhibit A).

7.

We reissue comment seven from our letter dated May 13, 2010. As noted previously, it appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009, or have Mr. Bonar provide written confirmation of his understanding that the belated filing of the Schedule D does not and cannot cure past violations, and the filing does not foreclose the commission from taking any action in the future.

Mr. Bonar entered into a marketing agreement on June 17, 2009 which would compensate him with shares of the Company based on levels of performance/ milestones reached. Mr. Bonar met the performance criteria’s by the end of August 2009 resulting in the Company issuing Mr. Bonar's shares at the end of September 2009. However, if Mr. Bonar did not meet any of the contracted performance criteria, he would not have been entitled to or issued any shares at all. A Schedule 13D is required to be filed by any person who acquires “directly or indirectly” beneficial ownership of more than 5% of the Company’s outstanding equity securities. As discussed above, the shares to be issued under the marketing contract were contingent on Mr. Bonar meeting certain milestones; in addition the agreement could be terminated by either party without cause on thirty days notice. Also, no party including Mr. Bonar had voting or investment power over the shares which could be issued under the agreement.

Accordingly, based on the above facts, at the time the agreement was entered into, Mr. Bonar did not own nor was he entitled to the shares, therefore the shares were not directly or indirectly beneficially owned within the meaning of Rule 13d-3.

The Schedule 13D should have been filed on September 23, 2009 instead of October 7, 2009.

An Amended schedule 13D was filed on December 14, 2010 reflecting the cancellation of Mr. Bonar’s certificate on December 9, 2010.

Summary Term Sheet, Reasons for the Sale...page two

8.	Please revise to reinsert a description of the company’s new business unit.

Management will be filing a request to consent to withdraw the preliminary proxy concurrent with the filing of these comments (see Exhibit A).

9.

We reissue comment nine from our letter dated May 13, 3010. Please disclose with specific reference to the terms of the Marketing Agreement how the board determined to award Mr. Bonar 45,000,000 shares of your common stock on September 14, 2009 in connection with the establishment of the company’s new business unit.

On December 9, 2010, the board of Smart-Tek Solutions Inc. (“Smart-Tek”) amended the marketing agreement entered into on June 17, 2009 in order to clarify basis for calculating the shares to be issued for compensation pursuant to the marketing agreement. Concurrently, the certificate for the 45 million shares issued to Mr. Bonar was cancelled.

Pursuant to the amended agreement, for each US$1,000,000 in actual net sales of the Company subsequent to the first aggregate of US $20,000,000 in actual net sales and up to the first aggregate of US $30,000,000 in actual net sales of the Company, introduced by Marketing Partner to the Company (the “Client Contacts”), Marketing Partner will receive 4,500,000 Shares without further compensation. The maximum aggregate Shares that may be issued to the Marketing Partner under the Agreement are 45,000,000 Shares.

To date the amount of aggregate actual sales reported by Smart-Tek Automated services to date is as follows:

September 2009 Quarter:	$484,027
December 2009 Quarter:	$1,487,743
March 2010 Quarter:	$2,504,307
June 2010 Quarter	$2,972,743
September 2010 Quarter:	$4,641,895

Total aggregate net sales	$12,090,715

Based on the amended marketing agreement, the first shares will be issued if and when the aggregate net revenue achieved by Smart-Tek Automated Services in actual net sales of the Company, introduced by Marketing Partner to the Company reaches $21,000,000.

The Amended Marketing Agreement was filed Via Form 8-K on December 13, 2010.

Background of the Vend-out ...page three

10.

We note your response to comment ten from our letter dated May 13, 2010 and the removal of disclosure asserting the reason for the board’s determination to “vend-out” (a “slow-down due to the current economic conditions worldwide”). Please revise your disclosure relating to the EMCO/Hanover Group Opinion, especially in light of your disclosure the revenues for the entity to be “vended-out” rose during the last six months of 2009 compared to the same period in 2008.

The EMCO/Hanover Group Opinion was updated. (See Exhibit C)

Related Party Transactions, pages four and 20

11.

We note your response to comment ten from our letter dated May 13, 2010. Please advise as to the basis for the amount due to Perry Law, with specific cross-reference to the disclosure contained in the company’s filing from December 31, 2008 to September 30, 2009. Also advise as to why the total amount ($821,756) has not risen since September 30, 2009 in light of the 7.5% interest terms you disclose.

The basis for the amount due Perry Law would be cost basis, i.e. actual dollars loaned to the Company. Perry Law has waived all interest due him (see Exhibit D - executed wavier).

12.

We reissue comment 12 from our letter dated May 13, 2010. We note your response but you did not revise your preliminary proxy, nor did you file a copy of the pledge agreement with the appropriate periodic report.

We note your disclosure that $200,000 of the purchase price shall be paid and satisfied by Perry Law for all amounts owed to Richardson Patel LLP pursuant to the Richardson Patel Litigation. However, pursuant to the terms of the July 10, 2009 Settlement Agreement attached as Exhibit 10.10 to your Form 10-K filed on October 13, 2009, the company was to have paid $10,000 per month, beginning on August 1, 2009 in satisfaction of such debt. Moreover, we note the disclosure in your Form 10-K and the Settlement Agreement that you entered into a stock pledge agreement among Richardson Patel, Perry Law, and four of your stockholders pursuant to which the stockholders pledged an aggregate of 29,152,127 shares of your common stock (approximately 42% of your currently-outstanding common stock) as security for repayment of the amounts owed to Richardson Patel. This pledge agreement does not appear to have been filed by the company.

Please revise to disclose the amount already paid by the company in the ten payment months since August 1, 2009 and how the Settlement Agreement provides for the payment of any amount due by Mr. Law in his personal capacity. Please amend the appropriate periodic report to include the pledge agreement as an exhibit or advise as to which filing it has already been attached. Please revise the disclosure in your preliminary proxy and the periodic report at issue to identify each pledging stockholder, and the amount of shares included in each pledge. Because the Settlement Agreement contemplated a pledge by certain shareholders at a time when you disclose that the company had only 447,589 shares outstanding, revise your preliminary proxy to disclose the purpose of such pledge. We note that your letter of December 18, 2009 indicates that the company's stock price on the OTCBB during this time was approximately $0.01 per share, which would appear to result in a $4,475.89 security interest on a $200,000 debt. Please revise your preliminary proxy to disclose how it was determined that each pledging stockholder would participate in the pledge, and the amount of its pledge. Disclose how 29,152,127 shares were eventually pledged when the company had only 447,589 shares outstanding at the time of executing the Settlement Agreement.

On December 2, 2010, Richardson Patel LLC and Smart-Tek Solutions, Inc., entered into a General Release of Claims Agreement whereby for consideration of $45,000 paid plus the above referenced stock certificates pledged as collateral, Richardson Patel LLC has released Smart-Tek Solutions, Inc. from all claims and demands of any kind arising out of or relating to certain outstanding accounts owed by Smart-Tek Solutions, Inc., to Richardson Patel LLC for legal services rendered. In addition, Richardson Patel LLC expressly stated that it understood that the original certificates pledged were issued pre-reverse split and that the number of shares collateralized were 116,610 post reverse-split shares.

This General Release was filed via Form 8-K on December 13, 2010.

Opinion of the Financial Advisor to the Board of Directors, page 13

13.

We note your response to comment 13 from our letter dated May 13, 2010 that the company has obtained a revised and updated valuation addressed to the board. However, the copy of the EMCO/Hanover Opinion annexed to your revised preliminary proxy continues to have a November 13, 2009, despite the changes that have been made to it. Please explain.

The EMCO/Hanover Opinion has been updated (please see Exhibit C).

14.

We note your response to comment 13 from our letter dated May 13, 2010. Please revise this section to disclose the relationship and history of such relationship between Owen M. Naccarato, one of your directors and counsel to the company, and EMCO/Hanover Group, http:/www.emcohanover.com/naccarato.htm (“Owen M. Naccarato, CPA, MBA, JD becomes legal advisor to the EMCO/Hanover Group”).

Mr. Naccarato has no current relationship with The EMCO/Hanover Group, nor has he had one for over ten years. Mr. Naccarato has requested that the EMCO/Hanover Group remove the reference to him on their website. Please see the included letter from Mr. Barren of the EMCO/Hanover Group concerning the topic of this comment. (See Exhibit E).

Security Ownership of Certain Beneficial Owners....page 26

15.

We note your response that, “since 2007 the preferred share had essentially no value and no additional powers and was capable of being redeemed by the Company for no consideration” and “the Company has since redeemed the preferred share.” Please reconcile with the financial statements contained with your revised preliminary proxy.

Please see comment 16.

16.

We reissue comment 20 from our letter dated May 13, 2010. Please add column(s) to the table on page 25 as appropriate in order to reflect all classes of voting securities, and the voting power with respect to any person (including any “group” as that term is used in section 13(d) (3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant’s voting securities. We note the reference in your letter of February 2,2010 to one preferred stock currently outstanding (issued on April 15, 2005 in connection with the company’s original acquisition of SCI). See Item 403 of Regulation S-K. Additionally, please amend your Form 10K for the year ended June 30, 2009 in order to reconcile the disclosure relating to such preferred share.

The Company officially redeemed the preferred certificate on June 1, 2010. Therefore the prior filings were correct. The June 30, 2010 Form 10K and the September 30, 2010 Form 10Q financials show the redemption.

Concerning the Proxy, management will be filing a request for consent to withdraw the preliminary proxy concurrently with the filing of these comments (see Exhibit A).

17.

We note your response to comment 21 from our letter dated May 13, 2010. With a view towards disclosure, please advise as to the company’s, its directors and its affiliates’ knowledge of the circumstances surrounding (a) the March 2010 debt assignment by your former director of $310,265 to seven separate assignees for $1 apiece, and (b) the September 2010 conversion of each $1 assignment into approximately 3.4 million shares of the company’s common stock including, but limited to all communication relating such matters with Donald Gee.

The assignment of debt by the former director occurred on May 17, 2009 (please see the assignment agreements supplied with the responses for the May 13, 2010 letter). The current Directors or management were not involved in this assignment. The Company and the Directors however were aware of the subsequent debt settlement and subscription agreement that occurred in September of 2009 which was a result of the assignments. The debt was retired at $0.013 per share at a time that the share price range had been between $0.0006 and $0.02, with the price per share at September 30, 2009 being $0.01 when the Board approved the settlement agreement. A request was sent by registered mail to Mr. Gee requesting background information concerning the assignment as well as the nominal assignment fee. (Please see the attached request F). As of the filing of this document there has been no response from Mr. Gee.

             In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a dense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Brian Bonar
Brian Bonar
CEO, Director